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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE ROTTLUND COMPANY, INC.
(Name of Subject Company (Issuer))

THE ROTTLUND COMPANY, INC.
(Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

779077106
(CUSIP Number of Class of Securities)

STEVEN A. KAHN
CHIEF FINANCIAL OFFICER
3065 CENTRE POINTE DRIVE
ROSEVILLE, MINNESOTA 55113
(651) 638-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

COPY TO:
JOSEPH T. KINNING, ESQ.
MARK D. WILLIAMSON, ESQ.
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
3400 CITY CENTER
33 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-3796
(612) 343-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$17,336,178	$1,595

*
For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 1,926,242 shares of common stock, par value $0.10 per share, of The Rottlund Company, Inc. (the "Company"), for a price per share of $9.00. Such number of shares represents all of the shares of the Company's common stock outstanding as of January 24, 2002 (other than 4,258,794 shares beneficially held by David H. Rotter and Bernard J. Rotter, and their respective former spouses and children), plus the shares of the Company's common stock issuable upon the exercise of all options to purchase the shares.
/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Form or Registration No.:	N/A
Filing Party:	N/A	Date Filed:	N/A
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	/ /	third-party tender offer subject to Rule 14d-1.
	/x/	issuer tender-offer subject to Rule 13e-4.
	/x/	going private transaction subject to Rule 13e-3.
	/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

INTRODUCTION

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by The Rottlund Company, Inc., a Minnesota corporation (the "Company"). This Schedule TO relates to the offer by the Company to purchase any and all of the outstanding shares of common stock of the Company, par value $0.10 per share (the "Shares"), for a purchase price of $9.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Certain information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9, 11 and 13 of this Schedule TO.

ITEM 10.    FINANCIAL INFORMATION.

        The information set forth in the Offer to Purchase under the caption "The Tender Offer—Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited consolidated financial statements as of March 31, 2001 and March 31, 2000, are included in the Company's Annual Report on Form 10-K for the year ended March 31, 2001, which is incorporated herein by reference. Further, the Company's unaudited consolidated financial statements for the nine-month periods ended December 31, 2001 and December 31, 2000, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)	Form of Offer to Purchase.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)
Text of Press Release dated January 22, 2002, issued by the Company (incorporated herein by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed on January 22, 2002).
(b)(1)
Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)
First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)
Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)	Commitment Letter from Fleet National Bank to the Company dated January 15, 2002.

(c)(1)	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)
Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(e)	Not Applicable.
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.
(h)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2002
THE ROTTLUND COMPANY, INC.
	By	/s/ DAVID H. ROTTER
	Name:	David H. Rotter
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
ITEM 12.	EXHIBITS.
(a)(1)	Form of Offer to Purchase.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Letter to Shareholders from the Company dated as of January 24, 2002.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)
Text of Press Release dated January 22, 2002, issued by the Company (incorporated herein by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed on January 22, 2002).
(b)(1)
Second Amended and Restated Credit Agreement, dated November 30, 1999, by and among the Company and BankBoston, N.A. (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(2)
First Modification of Second Amended and Restated Credit Agreement, dated April 21, 2000, by and among the Company, Fleet National Bank (f/k/a BankBoston, N.A.) and Bank United (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000).
(b)(3)
Third Modification of Second Amended and Restated Credit Agreement, dated December 19, 2000, by and among the Company, Fleet National Bank and Bank United (incorporated herein by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
(b)(4)	Commitment Letter from Fleet National Bank to the Company dated January 15, 2002.
(c)(1)	Opinion of U.S. Bancorp Piper Jaffray, Inc. on Fairness, dated January 21, 2002 (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(c)(2)	Report of U.S. Bancorp Piper Jaffray, Inc., dated January 21, 2002.
(d)
Stock Cross-Purchase Agreement, dated October 29, 1992, by and among Bernard J. Rotter, individually and as Custodian for Kathryn J. Rotter; Margaret L. Rotter; Kristin J. Rotter; Curtis J. Rotter; David H. Rotter, individually and as Custodian for Eric David Rotter; Shirley A. Rotter; and Stephanie Lee Ann Rotter.
(e)	Not Applicable.
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).
(g)	None.
(h)	None.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX